Griffin Land & Nurseries, Inc.
90 Salmon Brook Street
Granby, Ct 06035
(860) 653-4541
(860) 653-2919 (fax)

December 20, 2005

VIA EDGAR

Nilimah N. Shah
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Griffin Land & Nurseries, Inc.
Form 10-K/A for the Fiscal Year Ended November 27, 2004
Form 10-Q/A for the Fiscal Quarter Ended February 26, 2005
Forms 10-Q for the Fiscal Quarters Ended May 28, 2005 and August 27, 2005
Filed November 3, 2005
File No. 1-12879

Dear Ms. Shah:

This letter sets forth the response of Griffin Land & Nurseries, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings received by letter dated December 19, 2005. For your convenience, we have set forth the Staff’s comment immediately preceding our response.

Staff Comment:

1.	Form 10-K/A for the Fiscal Year Ended November 27, 2004

We have read your response to our comment 1 from our letter dated November 30, 2005. As previously communicated in our letters dated October 20, 2005 and November 30, 2005, your selected financial data for unaudited periods should be clearly marked as such. From your statement that “the selected financial data for fiscal 2002, fiscal 2003, and fiscal 2004 are derived from the audited restated consolidated financial statements included in Item 8 of this report,” it is unclear that fiscal 2001 and fiscal 2000 are derived from unaudited restated consolidated financial statements. Accordingly, in future filings, please revise your disclosures to clearly indicate that your selected financial data for fiscal 2001 are derived from unaudited restated consolidated financial statements.

Response:

The Company acknowledges the Staff’s comment and will incorporate such comment in preparing future filings.

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to these responses or other matters, please call the undersigned at (860) 653-4541, ext. 125.

Very truly yours,

/s/ Anthony J. Galici
Anthony J. Galici
Vice President, Chief Financial Officer
and Secretary